

September 17, 2012

Via Email
Kimberly A. Dang
Chief Financial Officer
El Paso Pipeline Partners, L.P.
500 Dallas Street, Suite 1000
Houston, Texas 77002

> Re: **El Paso Pipeline Partners, L.P.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-33825**
> **Colorado Interstate Gas Company, L.L.C.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-04874**

Dear Ms. Dang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief